Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Closing of the Over-Allotment Option Associated

with its Recently Completed Public Offering of Common Shares

Laval, Québec, CANADA – March 6, 2014 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.NTB), announced today that the syndicate of underwriters led by of Euro Pacific Canada Inc. and Roth Capital Partners, as Joint Book-Running Managers, and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (NHLD) as Lead Manager, have exercised in full the over-allotment option to purchase an additional 1,500,000 common shares of Neptune at a price of US$2.50 per common share in connection with Neptune’s previously announced public offering, completed on March 5, 2014. As a result of the exercise of the over-allotment option, Neptune received additional gross proceeds of US$3.75 million for total gross proceeds of US$28.75 million.

Neptune intends to use the additional net proceeds from the exercise of the over-allotment option for general corporate and other working capital purposes.

The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. (“Acasti”) (TSXV: APO) and NeuroBio, in which Neptune respectively holds approximately 49% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti’s lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune’s current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune’s strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in the prospectus related to this offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

Neptune Contact:

Neptune Technologies & Bioressources Inc.

André Godin, CFO

+1.450.687.2262

a.godin@neptunebiotech.com

www.neptunebiotech.com